January 3, 2011

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0407

Re:     Kratos Defense & Security Solutions, Inc.
           Form 10-K for Fiscal Year ended December 27, 2009 Filed March 11, 2010, Definitive Proxy Statement Filed April 1, 2010, and Form 10-Q for Fiscal Quarter ended September 26, 2010

           File No. 0-27231

Dear Mr. Spirgel,

In response to the Staff’s correspondence dated December 17, 2010, we have prepared responses to each of the comments included in the Staff’s letter.  We have included below each of the Staff’s original comments and the Company’s written response.

Form 10-K for Fiscal Year Ended December 27, 2009

Business, page 4

1.     Please expand your business discussion to fully address the requirements of Regulation S-K Item 101(c)(iv).  We note that you disclose risks associated with failure to protect your intellectual property on page 24.

Company Response:

Please be advised that substantially all of the technology that is developed by the Company is performed under contract for its Department of Defense customers.  Accordingly, such intellectual property and rights to technology development are owned by the U.S. Government.  Very few of the Company's contracts involve the use of intellectual property rights, patents or trademarks owned by the Company.  For the fiscal year ended December 26, 2010, these contracts accounted for less than three percent of the Company's consolidated revenues.

We will amend our disclosure in our 10-K for the fiscal year ended December 26, 2010 to disclose the portion of our business which could be impacted by any infringement on our intellectual property rights, patents or trademarks as follows:

Proposed Future Disclosure:

Item 1. Business

Intellectual Property

Substantially all of the technology that is developed by us is developed under contract for our Department of Defense customers. Accordingly, such intellectual property and rights to technology development are owned by the U.S. Government.  Very few of the Company’s contracts involve the use of intellectual property rights, patents or trademarks owned by the Company. For the fiscal year ended December 26, 2010, these contracts accounted for less than three percent of the Company's consolidated revenues.

The Company’s owned intellectual property includes its network management and protection proprietary products, NeuralStar and dopplerVUE, and its proprietary software based network management products. Protection of our technologies is important so that we may offer our customers proprietary services and products unavailable from our competitors, and so that we may exclude our competitors from practicing technology that we have developed.

Item 1A. Risk Factors

We may be harmed by intellectual property infringement claims and our failure to protect our intellectual property could enable competitors to market products and services with similar features.

We may become subject to claims from our employees or third parties who assert that software and other forms of intellectual property that we use in delivering services and solutions to our clients infringe upon intellectual property rights of such employees or third parties. Our employees develop some of the software and other forms of intellectual property that we use to provide our services and solutions to our clients, but we also license technology from other vendors. If our employees, vendors, or other third parties assert claims that we or our clients are infringing on their intellectual property rights, we could incur substantial costs to defend those claims. If any of these infringement claims are ultimately successful, we could be required to cease selling or using products or services that incorporate the challenged software or technology, obtain a license or additional licenses from our employees, vendors, or other third parties, or redesign our products and services that rely on the challenged software or technology.

We attempt to protect our trade secrets by entering into confidentiality and intellectual property assignment agreements with third parties, our employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, others may independently discover our trade secrets and proprietary information and in such cases we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using our trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. If we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings. Any litigation to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others could result in substantial costs and diversion of resources, with no assurance of success.

Substantially all of the technology that is developed by us is developed under contract for our Department of Defense customers.  Accordingly, such intellectual property and rights to technology development are owned by the U.S. Government.  Very few  of the Company's contracts involve the use of  intellectual property rights, patents or trademarks owned by the Company.  For the fiscal year ended December 26, 2010, these contracts accounted for less than three percent of the Company's  consolidated revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33.

2.           On page 10 you discuss certain initiatives to improve operating margins.  To the extent that these initiatives remain in effect, please supplement your Management's Discussion and Analysis of Financial Condition and Results of Operations section to describe the impact, both past and expected, on your revenues.

Company Response:

The Company's initiatives to improve operating margins continues to include leveraging and capitalizing on our corporate infrastructure investments and internally developed tools, and improving efficiencies and reducing costs.  We plan to accomplish this by reducing operating costs and SG&A costs, thereby expanding our operating margins.  We do not expect that revenues will be impacted by these initiatives, but rather as we experience growth in revenues, we plan to expand our margins by leveraging off of our existing corporate infrastructure. With the Company's acquisition of Gichner Holdings, Inc. in May 2010, which has a contract mix that is more concentrated as a subcontractor to Original Equipment Manufacturers (OEMs), our focus is to concentrate on increasing the percentage of our revenues generated from high value-added prime and subcontracts.  We will amend our disclosure accordingly to reflect the focus on high value-added contracts in our Form  10-K for the fiscal year ended December 26, 2010.

Proposed Future Disclosure:

Improve Operating Margins.  We believe that we have opportunities to increase our operating margins and improve profitability by capitalizing on our corporate infrastructure investments and internally developed tools, improving efficiencies and reducing costs, and concentrating our efforts on increasing the percentage of revenues generated from high value-added contracts.

Capitalize on Corporate Infrastructure Investments.  In recent periods, we have made significant investments in our senior management and corporate infrastructure in anticipation of future revenue growth. These investments included hiring senior executives with significant experience with federal IT services companies, strengthening our internal controls over financial reporting and accounting staff in support of public company reporting requirements, expanding our Sensitive Compartmented Information Facilities and other corporate facilities, and expanding our backlog and bid & proposal pipeline. We will be allocating additional resources in our pursuit of new and larger contract opportunities, leveraging our increased scale and robust past performance qualifications. We believe our management experience and corporate infrastructure are more typical of a company with a much larger revenue base than ours. We therefore anticipate that, to the extent our revenue grows, we will be able to leverage this infrastructure base and increase our operating margins.

Concentrate on High Value-Added Contracts.  We expect to improve our operating margins as we strive to increase the percentage of revenue we derive from our work as a contractor and from engagements where contracts are awarded on a best value, rather than on a low cost, basis. The federal government’s move toward performance-based contract awards to realize greater return on its investment has resulted in a shift to greater utilization of best value awards. We believe this shift will enable us to expand our operating margins as we are awarded more contracts of this nature.

Critical Accounting Principles and Estimates, page 52

3.           We note that goodwill accounted for approximately 46% of total assets at December 27, 2009.  If you are at risk of failing step one of the goodwill impairment test for your reporting units, you should disclose the following information:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Amount of goodwill allocated to the reporting unit;
•	Description of the methods and key assumptions used and how the key assumptions were determined;
•
Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn with a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise disclose, if true, in your critical accounting policies and estimates section of the MD&A, that none of your reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test.

For further guidance, refer to Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Please provide us with the proposed disclosure you intend to include in your next Form 10-K to comply with this comment.

Company Response:

The Company respectfully acknowledges the Staff’s comment. As of December 27, 2009 the fair value of the Company’s only reporting unit with significant goodwill was not at risk of failing step one of the goodwill impairment test as the fair value of the reporting unit exceeded the carrying value by at least 31%.  The Company will, in future filings starting with the Form 10-K for the fiscal year ended December 26, 2010, disclose for any reporting unit that is at risk of failing step one of the impairment test the disclosures noted in the bullet points above.

The Company will include the following disclosure in its critical accounting policies and estimates section of its MD&A when none of its reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test.

2009 Form 10-K disclosure (see page 56):

We perform impairment tests for goodwill as of the last day of our fiscal year, or when evidence of potential impairment exists. When it is determined that impairment has occurred, a charge to operations is recorded. In order to test for potential impairment, we use the income approach, specifically the discounted cash flow (DCF) method, to derive the fair value of each of our reporting units and in order to validate the reasonableness of the income approach, we consider the market approach, which estimates the fair value of our reporting units based upon comparable market prices to validate the reasonableness of the implied multiples from the income approach. We also consider our market capitalization based upon an average of our stock price prior to and subsequent to the date we perform our analysis and reconcile the fair value of our reporting units to our market capitalization assuming a control premium.

Proposed future disclosure:

We perform impairment tests for goodwill as of the last day of our fiscal year, or when evidence of potential impairment exists. When it is determined that impairment has occurred, a charge to operations is recorded. In order to test for potential impairment, we use the income approach, specifically the discounted cash flow (DCF) method, to derive the fair value of each of our reporting units and in order to validate the reasonableness of the income approach, we consider the market approach, which estimates the fair value of our reporting units based upon comparable market prices to validate the reasonableness of the implied multiples from the income approach. We also consider our market capitalization based upon an average of our stock price prior to and subsequent to the date we perform our analysis and reconcile the fair value of our reporting units to our market capitalization assuming a control premium. As of December 27, 2009, the fair value of the Government Solutions reporting unit, which was the only reporting unit with goodwill, substantially exceeded its carrying value and was not at risk of failing step one of the goodwill impairment test.

Note 1.  Organization and Summary of Significant Accounting Policies, page 76

(r) Acquisitions, page 84

4.           We note your disclosure that the transaction costs of acquisitions are allocated to the underlying net tangible and identifiable assets acquired.  This policy appears inconsistent with the requirement that acquisition costs be expensed as incurred, as stated in FASB ASC 805-10-25-23.  Please revise this policy and explain to us how you applied this guidance to your 2010 acquisitions.

Company Response:

The Company respectfully acknowledges the Staff's comments.  The Company will revise its disclosure in its Form 10-K for the fiscal year ended December 26, 2010 to the following:

The Company accounts for business combinations using the acquisition method of accounting as prescribed by ASC Topic 805 Business Combinations. The Company allocates the purchase price of its acquisitions to the tangible and intangible assets, and liabilities including certain contingent liabilities acquired based upon their estimated fair values.  The excess of purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are recognized separately from the business combination and are expensed as incurred. Prior to fiscal 2009, the Company accounted for business combinations using the purchase method of accounting. Under the purchase method, the total purchase price, including transaction costs, was allocated to the acquired assets and liabilities based on their estimated fair value as of the date of acquisition.

Please be advised that there were no acquisitions made in 2009.  The Company applied the guidance in FASB ASC 805-10-25-23 appropriately to its 2010 acquisitions.

Part III Incorporated by Reference from Definitive Proxy Statement

Executive Compensation, page 29

5.           We note that you consider compensation packages afforded to comparable company executives in setting your own executive compensation levels.  In your response letter, please indicate whether you benchmark – use compensation data about other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for a compensation decision.  If you do benchmark, identify all of the peer companies that are considered for purposes of this benchmarking exercise.  For further information, please see Question 118.05 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Company Response:

The Company utilizes compensation data of similar positions at peer companies as a reference point to provide a general framework for compensation decisions. The compensation committee utilizes this data more as a frame of reference, with more emphasis and consideration on individual performance, including individual accomplishments and evaluation of other considerations such as achievements and performance of the Company.  The peer companies that are considered for purposes of this benchmarking exercise include mid-tier and larger defense contractors involved in similar business areas such as AeroVironment, Inc., Applied Signal Technology, Inc. (recently acquired), Argon St, Inc. (recently acquired), CACI, Cubic Corporation, Dynamics Research Corporation, EF Johnson, Inc., GTSI Corporation, Herley Industries, Integral Systems Inc, Man Tech International Corporation, NCI Inc., SRA International, Inc., SAIC, Stanley, Inc. (recently acquired),  VSE Corporation, and Viasat Corporation.

6.           You disclose that the chief executive officer recommends to the compensation committee the compensation for the other named executive officers.  To the extent that your chief executive officer remains so involved, please describe what aspects of performance or other factors he considers in reaching his recommendation for each of the named executive officers.  In addition, please clarify whether the chief executive officer makes recommendations to the compensation committee regarding his own compensation.  See Regulation S-K Item 402(b)(2)(xv).

Company Response:

Please be advised that the factors that the Company's chief executive officer takes into consideration in reaching his recommendation for compensation for each of the named executive officers (other than the chief executive officer) includes the size of the organization (revenues, operating income, headcount, etc.) the named executive officer manages, the accomplishments of the named executive officer during the most recent period, including contract awards, bid and proposal pipeline, integration of acquisitions, margin improvement, cost containment, etc.  The Company would like to clarify to the Staff that the chief executive officer does not make any recommendations to the compensation committee regarding his own compensation.

7.           With respect to annual cash bonuses awarded to each of the named executive officers, disclose material performance targets and any other material factors contributing to the award determinations.  Your disclosure should explain material differences in award amounts to each named executive officer.  If you believe that disclosure of any of the performance targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.  If you believe you have a sufficient basis to keep the information confidential, confirm that you will disclose how difficult it would be for the company to achieve the undisclosed performance targets.  General statements regarding the level of difficulty or ease associated with achieving the target are not sufficient.  In discussing how difficult it will be for the company to achieve the performance target, you must provide as much detail as necessary without providing information that would result in competitive harm.  Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at: www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Company Response:

Please be advised that three of the named executive officers for the fiscal year ended December 27, 2009 participated in the "Retention Program" that was established by the compensation committee due to the significant challenges  faced by our corporate management team related to, among other things (i)the refocusing of our business as a defense contractor and security systems integrator for the federal government and state and local agencies, (ii)ongoing matters relating to historical legal issues, (iii) the implementation of our growth strategy through acquisitions and related integration activities and (iv)ongoing securities litigation.

The other two named executive officers for the fiscal year ended December 27, 2009, Messrs. Goodwin and Bates, participated in the Company's Annual Cash Bonus Awards.  Mr. Bates, who served as President of our Government Solutions segment until December 2009, was eligible to receive up to $150,000, or 50% of his annual salary, if certain financial targets and individual performance goals were achieved, and up to an additional $150,000, or 50% of his annual salary, if financial targets were exceeded; and Mr. Goodwin, President of our Public Safety and Security segment, was eligible to receive up to 40% of his annual salary, or $84,000, if certain financial targets and individual performance goals were achieved.  The financial targets established for Messrs. Goodwin and Bates, for the fiscal year ended December 27, 2009, which comprised 75% of the incentive potential, included a consolidated company financial target of EBITDA of $27.6 million, which comprised 10% of the total financial target, as well as various divisional financial metrics which comprised the remaining 65% of the financial target.  The divisional financial metrics included a divisional revenue and EBITDA target, as well as a divisional target related to Days Sales Outstanding (DSO).  For the fiscal year ended December 27, 2009, Messrs. Goodwin and Bates were not eligible to receive a bonus for achievement  of any of the financial objectives unless 90% of the divisional EBITDA target was achieved.

The Company believes that disclosure of the specific financial targets for each of its individual divisions could cause competitive harm as these specific divisional targets provide the Company's competitors with insight into the Company's strategic focus areas and investment areas that the Company is targeting.   The Company's annual consolidated and divisional targets are established by the compensation committee based on the annual forecasts prepared at the individual divisional levels, taking into consideration current trends in the industry and customer spending/government budgets,  trends in contract awards and government procurements, competitive factors, and Company growth from historical operating performance.  The compensation committee seeks to establish targets that are achievable, but also pose a challenge to bonus-eligible officers.

In addition to the financial based metrics, Messrs. Goodwin and Bates were each eligible to receive up to 25% of their annual target bonus amount if they achieved certain individualized performance goals including improvement in identifying, winning, and retaining new business through implementation of better processes, achievement of consistently high customer satisfaction, aggressive management of overhead costs and utilization rates, limitation of unallowable usage compared to budgets, improvement of voluntary retention, improvement of division proposal skills, and support of corporate initiatives.

For the fiscal year ended December 27, 2009, Messrs. Goodwin and Bates earned 21% and 38%, respectively, of their total incentive potential, in part, because their respective divisions did not fully achieve the established financial targets.

Form 10-Q for Fiscal Quarter Ended September 26, 2010

Note 6.  Net Income (Loss) Per Common Share, page 13

8.           Tell us how you considered your outstanding Series B Convertible Preferred Stock in your calculation of earnings per common share.  In this regard, we note your statement, appearing on page 112 of your Form 10-K for the year ended December 27, 2009, that your preferred stock was considered a participating security for the purposes of computing basic earnings per share.

Company Response:

The Company used the if-converted method, as it resulted in earnings per share amounts that were exactly the same as the two-class method. The calculations under the two-class method and the if-converted method are equivalent because the converted preferred stock and common stock have a predetermined formula that is a one to one relationship for the participation rights in dividends.

The Company acknowledges that ASC 260-10-45-60A states that “all securities that meet the definition of a participating security, irrespective of whether the securities are convertible, nonconvertible, or potential common stock securities, shall be included in the computation of basic EPS using the two class method.” In future filings the two-class method will be disclosed. An example future disclosure is as follows:

The Company has two classes of participating securities: common shares and preferred shares, representing 99% and 1% of outstanding shares, respectively. The preferred shareholders have the ability to participate in dividends with common shareholders according to a predetermined formula (one for one) based upon the conversion of preferred shares to common shares. Basic and diluted earnings per share are calculated using the two-class method in accordance with ASC Topic 260, Earnings per Share (“ASC Topic 260”). Components of basic and diluted earnings per share were as follows:

For the Three Months Ended
(In millions, except earnings per share)	Date	Date

Net income from continuing operations.………...	$ XX.X	$ XX.X
Less net income from continuing operations allocated to preferred shareholders………….…	X.X	X.X
Net income from continuing operations allocated to common shareholders (A)…………………...	$ XX.X	$ XX.X

Weighted average outstanding shares of common stock (B)…...…………………………………...	XX.X	XX.X
Weighted average shares from preferred stock…...	X.X	X.X
Dilutive effect of employee stock options and awards………………………………………….	X.X	X.X
Dilutive effect of contingently issuable shares…..	X.X	X.X
Common stock and common stock equivalents(C)	XX.X	XX.X

Net income from continuing operations per common share:
Basic (A/B)………...……………………………..	$ X.XX	$ X.XX
Diluted (A/C)……………………………………...	$ X.XX	$ X.XX

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in its filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact me at (858)812-7321.

Sincerely,

Deanna H. Lund
Chief Financial Officer

Enclosures (1)
Cc:   Grant Thornton – Don Williams
Cc:   Paul, Hastings, Janofsky, & Walker, LLP – Deyan Spiridonov